FILE NO. 82-34745

ATCO GROUP

News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500 Fax: (403) 292-7623

05008717

SUPPL

Release

May 24, 2005

ATCO Ltd. Normal Course Issuer Bid

Calgary, Alberta – ATCO Ltd. ("The Corporation") has filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class I Non-Voting Shares on the terms set forth in the Notice. At the time of filing the Notice, the Board of Directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class I Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class I Shares and is an advantageous use of the Corporation's funds.

On May 10, 2005, 26,480,830 Class I Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 27, 2005 and ending on May 26, 2006, the Corporation may acquire up to 1,324,041 Class I Shares of the Corporation, being 5% of the Class I Shares outstanding as at May 10, 2005. If market conditions permit, the Corporation presently anticipates that it will acquire up to 794,425 Class I Shares, which number represents 3% of the Class I Shares outstanding as at May 10, 2005. Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price of the shares at the time of purchase and will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class I Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation purchased 147,800 Class I Shares at an average trading price of $51.79 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 27, 2004 and expires on May 26, 2005. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class I Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 26, 2005. Trustees under the pension plans of affiliates of the Corporation purchased no Class I Shares during the 12-month period preceding the date hereof.

(more)

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Corporate Secretary of the Corporation at the head office of the Corporation.

ATCO Group of is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K. M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502